Securities  Act of 1933,  as amended,  and deemed filed
                    pursuant   to  Rule   14a-12   promulgated   under  the
                    Securities  Exchange Act of 1934,  as amended.

                                               SubjectCompany: Ashland Inc.
                                             Commission File No.: 001-02918

        (Excerpt from transcript of Ashland Inc.'s October 25, 2004 conference call regarding it's fourth quarter
                         and fiscal 2004 earnings)




===========================================================================
PRESENTATION

                                    ***

MARVIN QUIN - ASHLAND - CFO

                                    ***

....The big question  for us is, will the  transaction  with MAP close,  and when? In today's press release, we provided an update on our progress. We had not yet resolved all tax issues but the dialogue with the IRS continues. Given the status of our discussions, it would be inappropriate for me to comment further, other than to say we still believe the transaction is more likely than not to close. But the December 31 target date is looking less likely.

                                    ***

QUESTION AND ANSWER

                                    ***

MICHAEL JUDD  - GREENWICH CONSULTANTS - ANALYST

Yes, I hear your comment about potentially the target date or the closing of the MAP transaction moving out perhaps a little bit past December 31. Do you have an update in terms of the amount of cash unallocated, undistributed cash that might be coming back in?

GARY HEMINGER  - MARATHON ASHLAND PETROLEUM - PRESIDENT

Yes, I think we included that in our press release. We said that if the transaction would not close at this time as of September 30, then it would've been $203 million coming to us. So, that's the amount of foregone distributions as of September 30.

I should also note that, generally, the fourth quarter is a positive quarter from a working capital perspective. Working capital tends to contract in the fourth quarter, and I think it has in every year except the first year since the formation of MAP.

                                    ***
MARVIN QUIN  - ASHLAND - CFO

Fred, the largest source of CapEx for us of course is APAC, and Gary mentioned that. Generally, I think you can assume that, looking forward to this year, that CapEx elsewhere will be to pretty close to DD&A. I do want to make one comment, though. If the transaction closes as we expect it would, we will be buying out a number of leases, and I think we've disclosed that from the very beginning. That would show up as capital expenditures, and that number will be in addition to normal capital expenditures but it's in essence just an elimination of (inaudible) financing.

UNIDENTIFIED COMPANY REPRESENTATIVE

Our DD&A is approximately $200 million.

FRED LEUFFER  - BEAR, STEARNS & Co. - Analyst

Marvin, the buy-out of the leases, what do think that would aggregate to?

MARVIN QUIN  - ASHLAND - CFO

I think it kind of depends. I think, back in March when we announced this, we said it could be a couple hundred million dollars. I think it's probably less than that. I would say it's probably more likely to be in the 120 to $150 million range. It really kind of depends on what we are able to negotiate with various lessors? If we can negotiate attractive transactions, we would buy out the leases; if we can't, we (indiscernible) to continue. So it's an area that is subject to a lot of uncertainty but it doesn't change the equipment being utilized.

FRED LEUFFER  - BEAR, STEARNS & Co. - Analyst

All right. The tax rate -- more normal rate of 36 percent. Would that change after the sale of MAP?

MARVIN QUIN  - ASHLAND - CFO

It would to the extent that we would have less income of course from MAP, and that income is domestic income; it tends to be taxed at pretty much a straight 38, 39 percent type rate as opposed to some of our foreign-source income that would come from Specialty Chemical and Valvoline that is taxed at lower rates. So I think you could assume some lower tax rate overall in a post-MAP environment.

FRED LEUFFER  - BEAR, STEARNS & Co. - Analyst

Are we talking anything significant, more than just a couple percentage points?

MARVIN QUIN  - ASHLAND - CFO

Yes, probably something like that, Fred.

FRED LEUFFER  - BEAR, STEARNS & Co. - Analyst

Okay. Lastly, any thoughts on acquisitions and what you can do with the MAP proceeds?

MARVIN QUIN  - ASHLAND - CFO

We've talked about this a number of times. We certainly will consider acquisitions and are considering acquisitions, but we're looking for transactions that fit our strategy, first and foremost; that would be more (indiscernible) sized and can be more easily integrated into the organization, and it just depends on the opportunities available. We don't feel any great pressure to reinvest the proceeds and we will take our time and as attractive opportunities come up, we will become involved and if things are too expenses, we will step back.

Fred all right, perfect.

OPERATOR

John Roberts of Buckingham Research.

JOHN ROBERTS  - BUCKINGHAM RESEARCH GROUP - ANALYST

Good morning, Garry, Bill, and Marvin. I guess I covered everybody! The transaction you said wouldn't go forward if you didn't get a favorable review from the IRS. Are the outstanding issues showstopper issues, or are they issues that we just might end up with a modified transaction?

UNIDENTIFIED COMPANY REPRESENTATIVE

Well, I think we worded the press release is we're looking at alternatives, and I don't want to get into a position of speculating and defining what are showstoppers. If we find ways to implement the transaction at modest taxes, insignificant taxes, I think you could assume we would go forward. If the transaction was fully taxable, I think you could assume that we would not (inaudible).

                                    ***

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST

Good morning. Is it fair to read your commentary on the IRS letter as -- that the transaction, all things being equal, is somewhat delayed or could be somewhat delayed because of objections that the IRS has registered over the last quarter?

UNIDENTIFIED COMPANY REPRESENTATIVE

I would rather not characterize as objections. This was a private conversation between on one side the IRS and the other side Ashland and Marathon. It really becomes awkward to go into describing where we are in those discussions. I fear that doing so would not really be helpful in our discussions with the IRS.

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST

What I mean to say is that the date seems different.

UNIDENTIFIED COMPANY REPRESENTATIVE

It is!

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST

So is the reason that the date is different is the exploration of alternatives for the resolution of the issues?

UNIDENTIFIED COMPANY REPRESENTATIVE

Well, the reason the date has been extended is the expectation of the time that would be required to fully resolve the tax issues. Quite frankly, we're not finished with the SEC review at this point in time either but we're not anticipating any major issues there.

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST

I guess if I could just ask you to clarify, is the probability that the transaction goes through the same or higher or lower than it was three months ago? I realize there is some discussion about, you know, we think it's more likely than not, but that doesn't exactly address the issue of whether the probability has changed.

UNIDENTIFIED COMPANY REPRESENTATIVE

That's a great question, and I'm not sure I have an answer.

JEFFREY ZEKAUSKAS  - J.P. MORGAN - ANALYST

What's your guess?

UNIDENTIFIED COMPANY REPRESENTATIVE

Let give you some perspective. When we were (indiscernible) with the IRS, there were lots of unknown issues, and lots of things you could worry about. For the most part, we today are further down the road; we know where we are, still having remaining discussions but a lot of things that we were perhaps concerned about initially have passed and are not particularly issues. Beyond that, I don't want to go into to start talking about probabilities, because I'm not sure we've actually tried to define a probability back in March and we've certainly have not tried to define a probability today.

                                    ***
ANNE KOHLER  - IRG RESEARCH - ANALYST

Good morning, gentlemen. Just a question regarding your acquisition strategy -- I know that there have been some reports earlier or I guess in the last week regarding possible acquisition of APAC of some of the coke properties. If you had any insight into that and as well as any update in terms of any acquisitions within that division that you're currently working on.

MARVIN QUIN  - ASHLAND - CFO

Yes, I do not think we are (indiscernible) with the Coke properties. Those are primarily, as I understand it, distributing asphalt-type products, asphaltic emulsions, and if we got into that business, we would be competing with customers -- also the parts of the country that APAC is located in versus Coke.

But I think, within APAC, our focus would be -- and Gary can expand on this -- but our focus would primarily be in the things that we do well, which is road construction, bridge-building, all the various skills required to provide surface transportation.

GARRY HIGDEN  - ASHLAND PAVING & Construction - President

That's right, and the bolt-on acquisitions that are within our operating divisions within the 14 states that we resigned -- and we can bring synergies to those bolt-ons with the things that Marvin just talked about, the things that we do well.

                                    ***
FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, as amended, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004. Ashland filed an amended, preliminary proxy statement on Schedule 14A with the SEC on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read these documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by ATB Holdings Inc. and New EXM Inc., and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, ATB Holdings Inc. and New EXM Inc., including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.